March 12, 2012

VIA EDGAR

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grandparents.com, Inc.

Preliminary Information Statement on Schedule 14C

Filed February 29, 2012

File No. 000-21537

Dear Ms. Mills-Apenteng:

We hereby submit the responses of Grandparents.com, Inc. (the “Corporation”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 8, 2012, to Joseph Bernstein of the Corporation in regard to the above-referenced Preliminary Information Statement on Schedule 14C filed on February 29, 2012 (the “Original Filing”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Corporation. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Corporation on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Action 1 – Approval, Ratification and Adoption of the 2012 Stock Incentive Plan, page 13

1.	Please clarify whether you have any current plans to issue awards under the 2012 Stock Incentive Plan and include the required disclosure under Item 10 of Schedule 14A, which applies to you per Item 1 of Schedule 14C. If you do not have any such plans or they are not determinable, please revise your disclosure to include a statement to this effect.

Response: The Corporation has revised its disclosure in “Action 1 - Approval, Ratification and Adoption of the 2012 Stock Incentive Plan” to include the information required by Item 10 of Schedule 14A.

Specifically, the Corporation has revised its disclosure to include the “New Plan Benefits” table required by Item 10(a) of Schedule 14A with respect to grants of non-qualified stock options under the 2012 Stock Incentive Plan in February 2012 and to include the information required by Item 201(d) pursuant to Item 10(c) of Schedule 14A. Please note that the information required by Item 10(b) of Schedule 14A is not required because the 2012 Stock Incentive Plan is not a pension or retirement plan.

1

The Corporation also added disclosure stating that the Corporation cannot determine the number or type of awards to be granted in the future and that future grants of awards under the 2012 Stock Incentive Plan are subject to the discretion of the Committee.

Action 2 – Approval of an Amendment to Second Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 17

2.	We note that you are increasing the number of authorized shares, in part, so that you may issue common stock upon the conversion of the Series A and Series B Preferred Stock. Therefore, please provide the disclosure and financial information required by Item 11 of Schedule 14A, which applies to you per Item 1 of Schedule 14C and Note A of Schedule 14A. Alternatively, tell us why you do not believe that this information is required.

Response: The Corporation believes that the information required by Items 11(a) through 11(d) of Schedule 14A is required and that it has provided adequate disclosure of same in the Original Filing. However, the Corporation does not believe that the financial information required by Item 11(e) of Schedule 14A is required.

Items 11(a) through 11(d) of Schedule 14A

The Corporation believes the Original Filing contains adequate disclosure with respect to Items 11(a) through 11(d) of Schedule 14A. Specifically:

•	With respect to Item 11(a), the Original Filing states that the number of authorized shares of Common Stock will be increased to 150,000,000 shares upon filing of the Amendment.
•	Item 11(b) requires that there be furnished the information required by Item 202 of Regulation S-K with respect to the Common Stock except that “[i]f the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of preemptive rights, if any.” Action 2 relates to the authorization of additional shares of Common Stock, therefore the information required by Item 202 of Regulation S-K is not required. Holders of Common Stock do not have preemptive rights and, accordingly, no statement with respect thereto is required. Notwithstanding the foregoing, the Corporation has revised its disclosure to state that holders of Common Stock do not have preemptive rights.
•	With respect to Item 11(c), the Original Filing states the reasons for the increase in number of authorized shares of Common Stock, indicates the purposes for such authorization and states that the shares in addition to those to be issued upon conversion of Series A and Series B Preferred Stock may be used for any proper corporate purposes without further stockholder approval. Furthermore, the Original Filing reflects that additional shares would be issued upon conversion or exercise of outstanding equity securities and for other corporate purposes. There is not any consideration to be received by the Corporation in connection with the conversion of the Series A or Series B Preferred Stock.
•	With respect to Item 11(d), the Original Filing discloses that (i) the proposed authorization could be used to make an attempt to effect a change in control of the Corporation more difficult and (ii) the issuance of additional shares of Common Stock in the future might have a dilutive effect on existing shares of Common Stock, may have a negative effect on the trading price of the Common Stock and may have certain other effects.

2

Item 11(e) of Schedule 14A

The Corporation believes the information required by Item 11(e) of Schedule 14A, which is the information required by Item 13(a) of Schedule 14A, is not required to be provided in connection with Action 2. Instruction 1 to Item 13 of Schedule 14A provides, in part, that the information required by Item 13(a) may be omitted to the extent not material for the exercise of prudent judgment in regard to the matter being acted upon. Instruction 1 further provides that “information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.” Action 2 contemplates an increase in the number of authorized shares of Common Stock otherwise than in an exchange, merger, consolidation, acquisition or similar transaction. As more fully described in the Original Filing, Action 2 relates to an increase in the number of authorized shares of Common Stock to facilitate the conversion and exercise of outstanding securities and for other corporate purposes.

Although the Series A Preferred Stock was issued in the Transaction and the purpose, in part, of Action 2 is to effect the conversion of Series A Preferred Stock into shares of Common Stock, the Corporation does not believe that Action 2 should be characterized as the authorization or issuance of Common Stock in an exchange, merger, consolidation, acquisition or similar transaction. The increase in the number of authorized shares of Common Stock is not being effectuated solely for purposes of facilitating the issuance of Common Stock upon conversion and exercise of the Series A Preferred Stock issued in the Transaction, but to facilitate conversion and exercise of securities not issued in the Transaction and for other corporate purposes. As noted in the Original Filing, there are other outstanding securities for which the conversion or exercise thereof will depend upon the effectiveness of the Amendment. Also, the Corporation believes that increasing the number of authorized shares of Common Stock will enhance the Corporation’s ability to finance and expand its operations.

Even if the Staff were to characterize Action 2 as the authorization or issuance of Common Stock in an exchange, merger, consolidation, acquisition or similar transaction, the Corporation does not believe the information required by Item 11(e) of Schedule 14A would be material to the exercise of prudent judgment with respect to the action taken. In this regard, it should be noted that the Series A and Series B Preferred Stock are substantially identical to the Common Stock and neither the Series A nor Series B Preferred Stock is a senior security with respect to Common Stock. Rather, the Series A and Series B Preferred Stock have the same voting rights, dividend rights and rights upon liquidation as the Common Stock and vote together as a single class with the Common Stock. The relative voting power of the holders of Series A and Series B Preferred Stock, Common Stock and the Corporation’s other voting securities will not change upon conversion of Series A and Series B Preferred Stock into Common Stock.

3

Finally, we note that the Corporation is not soliciting proxies from stockholders. Rather, the Corporation is providing the Information Statement for informational purposes only. The Corporation has already obtained all required approvals for the actions under the Delaware General Corporation Law.

The Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Peter D. Visalli of Sills Cummis & Gross P.C., our outside special securities counsel, at (973) 643-4386.

Sincerely,

GRANDPARENTS.COM, INC.

By:	/s/ Joseph Bernstein
Joseph Bernstein
Co-Chief Executive Officer,
Chief Financial Officer and Treasurer

4